MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2012

INTRODUCTION

The following information, prepared as of May 9, 2012, should be read in conjunction with the unaudited interim consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”.) as at March 31, 2012, and for the three months ended March 31, 2012 and 2011, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in lending to resource companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

In September 2010, SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

RESOURCE LENDING

The Company may lend to any resource company, but concentrates its activities on providing financing to later-stage developers, or early stage producers. The Company provides financing in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

In most cases, the Company provides resource loans which are secured by first or second priority charges against the underlying mineral rights and related assets of the borrower. In the opinion of management, the assets that are being provided as collateral for a loan have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may provide a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value but will consider financing arrangements up to 75% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.

  ROA – annualized net income (loss) divided by average total assets.

  Income before income taxes on resource lending activities – Interest income on resource loans plus other interest income (bank interest), other income, and equity method investment income less general and administrative expenses excluding stock based compensation and salaries and benefits related to real estate activities.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

FIRST QUARTER 2012 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at March 31, 2012 and for the three months ended March 31, 2012 and 2011, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1a – Selected Financial Information
($ thousands, except per share amounts)
	Three Months Ended
	March 31				Change
	2012	2011	%		$
Interest income	5,143	3,972	29%		1,171
Loan loss expense	(677)	(989)	(32%	)	312
Loss on revaluation of foreclosed properties	(543)	-	-		(543)
Realized/unrealized gain (loss) on investments and securities	3,018	(610)	(595%	)	3,628
Syndication fees and other loan income	37	-	-		37
Foreign exchange loss	(153)	(940)	(84%	)	787
Other income	1,763	1,361	30%		402
Management services	2,196	531	314%		1,665
Other general and administrative expenses	1,031	3,981	(74%	)	(2,950)
Income (loss) before income taxes	5,382	(1,694)	(418%	)	7,076
Net income (loss)	5,428	(1,652)	(429%	)	7,080
Earnings (loss) per share - basic and diluted	0.04	(0.01)	(463%	)	0.05
ROE - annualized[1]	9%	(1% )
ROA - annualized[1]	8%	(1% )

	March 31	December 31	Change from
	2012	2011	December 31, 2011
Cash and cash equivalents	47,725	31,994	49%		15,731
Investments and securities	57,556	47,802	20%		9,754
Loans receivable	120,607	136,149	(11%	)	(15,542)
Total assets	258,376	253,543	2%		4,833
Total liabilities	7,976	5,899	35%		2,077
Shareholders' equity	250,400	247,644	1%		2,756
Common shares outstanding	153,830,546	154,223,046	(3%	)	(392,500)
Book value per share	1.63	1.61	2%		0.03
Impaired loans – net carrying value	22,391	22,391	-		-
Loan loss provision	8,699	8,023	8%		676
Provision as a percentage of impaired loans	28%	26%

1 See section “Non-IFRS Measures” for definitions.

As at March 31, 2012, $103.0 million in resource loans had been advanced.

For the three months ended March 31, 2012, interest income was $1.2 million higher than for the period ended March 31, 2011. This increase was primarily due to an increase in the principal and carrying balance of resource loans, offset by a decrease in the principal balance of real estate loans due to the Company’s real estate loan monetization efforts. As a result, interest income on performing loans increased by $3.3 million while income on impaired real estate loans decreased by $1.9 million.

Net income (loss) increased to $5.4 million for the three months ended March 31, 2012 compared with a loss of $1.7 million for the period in 2011. The increase in income was attributed to increases in interest income, realized/unrealized gains on investments and securities, and unamortized loan fees taken into income upon early repayment of one of the Company’s resource loans. Other factors contributing to the increase include a decrease in loan loss expense on the existing real estate portfolio and smaller foreign exchange losses. General and administrative expenses also decreased for the three months ended March 31, 2012 compared to the period in 2011 due to a decrease in costs related to the transition from real estate lending to resource lending. Basic and diluted earnings per share were $0.04 for the period 2012, an increase from the $0.01 loss per share in 2011.

Investments and securities increased by $9.8 million or 20% to $57.6 million as at March 31, 2012 compared to $47.8 million at December 31, 2011. The increase was primarily due to the receipt of shares and warrants through resource loan activities and acquisitions of investments as well as mark-to-market valuation of these securities at March 31, 2012. This impact of this increase was offset by the disposition of certain securities during the period.

The Company’s total liabilities as at March 31, 2012 were $8.0 million, an increase of $2.0 million from December 31, 2011. The increase was due primarily to accruals for management services pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”).

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to income (loss) before taxes as reported under IFRS.

Table 1b – Resource Lending Activities [1]
($ thousands)
	First	Fourth	Third	Second	First
	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011
Interest income on resource loans (performing loans)	4,375	5,074	3,074	2,134	1,091
Other interest income	91	124	220	278	280
Other income and equity method investment income	1,821	519	483	1,563	1,385
Total net interest income on resource lending activities	6,287	5,717	3,777	3,975	2,756
Management services	2,196	1,445	731	742	531
General and administrative expenses	1,031	889	1,977	1,775	3,981
Less: Stock based compensation	(184)	(192)	(391)	(479)	(564)
Salaries and benefits related to real estate activities	-	(9)	(12)	(151)	(1,501)
Adjusted management services and general and administrative expenses	3,043	2,133	2,305	1,887	2,447
Income before income taxes on resource lending activities	3,244	3,584	1,472	2,088	309
Items to reconcile to income (loss) reported under IFRS:
Interest income on impaired real estate loans, net of loan loss, revaluation of foreclosed properties and other expenses on real estate loans	(543)	93	(1,690)	106	1,612
Foreign exchange gain (loss)	(153)	(290)	1,277	(243)	(940)
Unrealized and realized gain (loss) on investments and securities	3,018	804	(1,221)	(625)	(610)
Stock based compensation and salaries and benefits related to real estate	(184)	(201)	(403)	(630)	(2,065)
Income (loss) before income taxes as reported under IFRS	5,382	3,990	(565)	696	(1,694)

1 See section “Non-IFRS Measures” for definition.

DIVIDEND UPDATE

Based on the expected results of its most recent fiscal quarter, the Company’s Board of Directors approved a dividend of $0.015 per common share for payment on May 10, 2012 to shareholders of record on April 24, 2012. This is the Company’s fourth consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

Management’s outlook for 2012 is predicated upon the Company’s continued growth in resource lending, the ability to continue to generate resource loans and the continued monetization of its legacy real estate portfolio. For the most recent fiscal year, the Company’s resource loan portfolio grew sufficiently such that the income generated from these resource loans resulted in operating cash earnings. It should be noted that the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers.

Depending upon the size and number of loans, loan originations, and/or loan repayments, large swings in the amount of loans outstanding may result. As the resource loan portfolio begins to mature, the Company will naturally incur loan repayments and maturities. Based on current market conditions and negotiations with potential borrowers, the Company expects maturities and repayments to be offset by new loan originations. As of May 9, 2012, the Company has over $93 million in resource loans.

With over $100 million in available cash deposits and liquid investments, the Company is well positioned to take advantage of opportunities that meet the Company’s resource lending criteria. Despite capital markets being unsteady, the Company’s active loan origination pipeline is robust. Recently, the Company entered into a term sheet with Lake Shore Gold Corp. to provide financing of $70 million of which, subject to definitive documents, the Company will have a credit exposure of approximately $25 million.

On February 29, 2012, Sprott Inc. announced that it signed a letter of intent to acquire the Toscana group of companies, energy specialists and lenders located in Calgary, Alberta. It is expected that this transaction will bring additional energy lending expertise to the Company, and will assist the Company in building a more substantial energy loan portfolio. The transaction is scheduled to close in the near future.

During the three months ended March 31, 2012, management continued to work to monetize the Company’s remaining legacy real estate portfolio. Currently, the Company has one remaining real estate loan and four foreclosed properties whose status is described in further detail herein -see Credit Quality and Impaired Loans.

Table 2 - Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
($ thousands)	Three Months Ended March 31
		2012		2011
Interest and other income	$	%	$	%
Interest income on performing loans	4,375	51	1,091	39
Interest income on non-performing loans	677	8	2,601	92
Other interest income	91	1	280	10
Loan loss expense, net of recoveries	(677)	(8)	(989)	(35)
Revaluation of foreclosed properties	(543)	(6)	-	-
Other income	4,839	56	775	28
Foreign exchange loss	(153)	(2)	(940)	(34)
	8,609	100	2,818	100

General and administrative expenses
Salaries and benefits	277	9	464	10
Salaries and benefits related to loan monetization and transition	-	-	1,934	42
Stock-based compensation	184	6	564	13
Legal and professional services	158	5	485	11
Management services	2,196	68	531	12
Other expenses	412	13	534	12
	3,227	100	4,512	100

Income (loss) before income taxes	5,382		(1,694)
Income tax (recovery) expense	(46)		(42)
Net income (loss)	5,428		(1,652)
Other comprehensive income (loss)	12		(23)
Total comprehensive income (loss)	5,440		(1,675)

Net income (loss)

For the three months ended March 31, 2012, the Company had net income of $5.4 million compared to a net loss of $1.7 million for the period ended March 31, 2011. The increase in income was primarily the result of increases in interest income and realized/unrealized gains on investments and securities, as well as smaller foreign exchange loss, and decreases in general and administrative expenses due to fewer costs related to transition from real estate lending.

Interest income on performing loans

Interest income on performing loans includes loan interest at the stated loan rate, plus loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on performing loans increased by $3.3 million or 301% to $4.4 million for the three months ended March 31, 2012 compared with $1.1 million for the period in 2011. The increase for the period was due to the fact that the average performing loan balance for the first quarter of 2012 increased by $87.0 million from the first quarter of 2011.

Interest income on non-performing loans

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in the notes to the Financial Statements, interest on impaired loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired loans should be viewed in conjunction with the amounts recorded as loan loss expense.

Interest income on non-performing loans decreased by $1.9 million or 74% to $0.7 million for the three months ended March 31, 2012 compared to $2.6 million in 2011. This was due primarily to the average decrease in the impaired loan carrying value of 70%.

Other interest income

Other interest income includes income that does not correspond to interest earned on performing or non-performing loans. This income primarily includes interest earned from financial institutions on cash held in interest bearing accounts. Other interest income decreased by $0.2 million due to the decrease in available cash balances.

Loan loss expense, net of recoveries

The Company recorded $0.7 million in loan loss expense on impaired loans for the three months ended March 31, 2012, a decrease of $0.3 million compared to 2011. The expense recorded in 2012 was for real estate loans which included interest income recorded on impaired loans. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides a loan loss expense upon the assessment of discounted cash flows for each loan. Management assessed all eleven resource loans and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Loss on revaluation of foreclosed properties

The Company recorded $0.5 million in losses on revaluation of one of its foreclosed properties. The revaluation is based on receipt of a recent purchase offer as well as comparison to market conditions.

Other income (loss)

Other income increased by $4.1 million and totaled $4.8 million for the three months March 31, 2012, compared to $0.8 million for 2011. This increase was primarily attributed to an increase in the unrealized and realized gains on investments and securities of $3.6 million. In addition, unamortized loan fees of $1.7 million were taken into income due to early repayment of a loan during the quarter in 2012 compared to $1.4 million of success fees recorded in the prior period.

Salaries and benefits

The $0.3 million expense recorded for salaries and benefits during the three months ended March 31, 2012 was a decrease of $2.1 million or 140% compared with 2011. This was primarily the result of a decrease in salaries from the transition out of real estate lending that was completed in 2011 and bonuses related to employee retention and loan monetization in 2011.

Legal and professional services

Legal and professional services expense decreased by $0.3 million to $0.2 million for the three months ended March 31, 2012, from $0.5 million in 2011. The decrease was primarily due to a higher level of activity in legal services during 2011 resulting from the transition of the Company to resource lending and the agreements entered into with Sprott LP. Management expects further decreases will be achievable over the 2012 year.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company expensed $2.2 million for resource lending management services for the three months ended March 31, 2012, which represents a fixed annual management fee of $0.03 million, a primary distribution of $1.0 million based on Partnership net assets, and a secondary distribution of $1.2 million based on Partnership net income in excess of a hurdle. This was the first quarter in which the secondary distribution applied as the Partnership’s cumulative net income incurred was in excess of the hurdle amount. Management fees incurred to the end of the 2011 fiscal year were paid out subsequent to Q1 2012.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively unchanged for the three months ended March 31, 2012 compared with 2011. Management expects further decreases will be achievable over the remainder of the 2012 year.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset if the realization of non-capital tax losses and other items deductible for tax purposes, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of cumulative accounting losses due to the Company’s real estate loans, there is insufficient objective evidence to suggest that the deferred income tax assets will be realized, and therefore the Company has recorded the asset at $nil. Until the Company has begun to show a history of accounting income, or positive evidence that outweighs the negative evidence, Management will continue to not recognize its deferred tax asset. However, once the Company has a history of accounting income, the extent of the deferred tax asset recognized will be in relation to the probability of future profits in the context of ongoing resource loan income and potential credit losses from real estate.

As at March 31, 2012, the Company has $19.8 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

CASH FLOWS FROM OPERATIONS

Table 3 – Condensed Statement of Cash Flows
($ thousands)	Three Months Ended March 31
	2012	2011
Cash flows from (used in) operating activities
Net income (loss)	5,428	(1,652)
Resource lending activities:
Interest income on performing loans	(4,375)	(1,091)
Interest payments received	3,569	644
Income, net of realized loss, on investments and securities acquired through financing fees	(471)	(1,019)
Deferred loan origination fees and proceeds on sale of investments and securities	1,860	140
Gain on early repayment of loan	(1,744)	-
Net loan repayments (fundings)	16,125	(39,876)

Real estate monetization activities:
Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties, and other	543	(466)
Proceeds on sale of loans and repayments, net of fundings	-	28,025
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	-	(372)

Changes in non-cash working capital and other items not affecting cash	4,833	679
	25,768	(14,988)

Cash flows used in financing activities	(2,868)	-
Cash flows used in investing activities	(7,185)	(8)
Changes due to foreign exchange on cash held in subsidiaries	16	(15)
Increase (decrease) in cash and cash equivalents	15,731	(15,011)
Cash and cash equivalents - beginning of period	31,994	107,689
Cash and cash equivalents – end of period	47,725	92,678

Resource lending

Cash from resource lending were $19.7 million for the three months ended March 31, 2012, comprised of $3.6 million of interest payments received and $16.1 million of loan repayments net of fundings. This was an increase of $58.9 million as compared to $39.2 million of cash used from resource lending for the same period in 2011. The primary source of cash in 2012 was the early repayment of a resource loan compared to an outflow of cash in 2011 as the Company began to grow its resource loan portfolio.

Real estate monetization

Cash from real estate monetization, comprised of proceeds on sale of loans and repayments net of fundings, decreased by $28.0 million for the three months ended March 31, 2012 as compared to 2011 primarily due to a decrease in the number of real estate loans monetized.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net income (loss) that have no affect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses and unrealized gains or losses on fair market valuation of current investments. Other items not affecting cash that were added back to net income (loss) increased by $4.2 million for the three months ended March 31, 2012 versus 2011 were primarily due to an increase to non-cash operating working capital items, offset by an increase in unrealized gains on investments and securities.

Financing activities

Cash used in financing activities were $2.9 million compared to $nil for the three months ended March 31, 2012 versus 2011 respectively. The use of cash was due to the payment of dividends to common shareholders as well as repurchases of common shares under the normal course issuer bid.

Investing activities

Cash used in investing activities were $7.2 million compared to $nil for the three months ended March 31, 2012 versus 2011 respectively. The use of cash was primarily due to the purchase of investments and securities in 2012.

FINANCIAL POSITION

Table 4 - Condensed Consolidated Balance Sheets
($ thousands)
	March 31, 2012		December 31, 2011
	$	%	$	%
Cash and cash equivalents	47,725	18	31,994	13
Restricted cash	-	-	5,000	2
Investments and securities	57,556	22	47,802	19
Loans receivable	120,607	47	136,149	54
Foreclosed properties held for sale	29,401	12	29,944	12
Equity method investments	458	-	441	-
Other assets	2,629	1	2,213	-
Total assets	258,376	100	253,543	100

Liabilities	7,976	3	5,899	2
Shareholders’ equity	250,400	97	247,644	98
Total liabilities and shareholders’ equity	258,376	100	253,543	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions and exclude restricted cash. The Company’s cash balance as at March 31, 2012 increased by $15.7 million from December 31, 2011 primarily due to the removal of cash restrictions and proceeds received through the early repayment of a loan.

Investments and securities

Investments and securities increased by $9.8 million or 20% to $57.6 million as at March 31, 2012 compared to $47.8 million as at December 31, 2011. The increase was primarily due to receipt of shares and warrants in connection with resource loan activities and acquisitions of investments as well as mark-to-market valuation of these securities at March 31, 2012. The impact of this increase was offset by the disposition of certain securities during the period.

Investments and securities as at March 31, 2012 include:

i)	deposits in two Canadian chartered financial institutions which hold a series of bonds in short and long term liquid investments;

ii)

common shares and warrants received as structuring and commitment fees for resource loans; management expects such shares to be a common feature of future resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid.

iii)

debentures held with issuers in the resource sector, one of which is convertible at the holder’s option into common shares of the issuer at any time prior to the maturity date at a stated conversion price per share.

The following table summarizes the Company’s investments and securities:

Table 5 – Investment and Securities
(Fair value in $ thousands)
March 31, 2012
Corporate and government bonds	$41,581

Common shares	$3,026

Warrants:		Number of
Issuer	Expiry Date	warrants held		Strike Price		Closing Price
African Minerals Limited	Feb 2014	325,000		£6.00		£5.74	$754
African Minerals Limited	Feb 2016	625,000		£4.25		£5.74	$2,938
Colossus Minerals Inc.	Nov 2016	54,600		$8.50		$5.47	$96
North American Palladium Ltd.[1]	Oct 2014	25,000	US$	217	US$	228	$1,394

Total warrants	$5,182
Debentures	$7,767
Total fair value of investments and securities	$57,556

1 Each warrant has the ability to purchase 0.35 ounces of palladium

Loans receivable

As at March 31, 2012, the Company’s loans receivable were $120.6 million, a decrease of $15.5 million or 11% from December 31, 2011. The loans as at March 31, 2012 consisted of eleven resource loans with an aggregate net carrying value of $98.2 million, compared to eleven loans or $113.8 million at December 31, 2011, and one real estate loan with an aggregate carrying value of $22.4 million which remained unchanged from December 31, 2011. The decrease in the resource loans carrying value is attributed to early repayment of one of the Company’s largest resource loans, offset by the addition of one new smaller resource loan during the quarter. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 6 - Loan Portfolio
($ thousands)
	March 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Metals and mining	92,100	73	108,175	76
Energy and other	10,930	9	11,636	8
Total resource loan principal	103,030	82	119,811	84

Real estate loans
Land under development	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	125,584	100	142,365	100
Accrued interest and deferred fees, net	3,722		1,807
Loan loss provisions – real estate loans	(8,699)		(8,023)
Carrying value of loans receivable	120,607		136,149

The following table summarizes the changes to the Company’s loan principal:

Table 7 - Loan Principal Continuity
($ thousands)	Three Months Ended
	March 31
	2012	2011
	$	$
Principal balance, beginning of year	142,365	118,484
Loans funded, net of syndicate portions	9,350	39,901
Loans repaid or sold, net of syndicate portions	(26,131)	(37,930)
Reclassified as foreclosed properties held for sale	-	(2,951)
Principal balance, end of year	125,584	117,504

During the three months ended March 31, 2012, the Company funded $9.4 million in resource loan principal. Loan principal repaid or sold for the three months ended March 31, 2012 and 2011 include both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. All loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loans and foreclosed properties, and loan fundings will continue to increase as the Company develops its portfolio of resource-based loans.

As at March 31, 2012, the loan portfolio was composed of 100% senior priority security charges as follows:

Table 8 - Priority of Principal Security Charges
($ thousands)
	March 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Senior priority	103,030	82	119,811	84
Total resource loan principal	103,030	82	119,811	84

Real estate loans
Senior priority	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	125,584	100	142,365	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 9 - Geographic Location of Loan Principal
($ thousands)
	March 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Canada	37,950	30	35,450	25
Burkina Faso	4,850	4	-	-
Sierra Leone	-	-	25,425	18
United States of America	29,480	23	29,636	21
Chile	10,000	8	8,000	6
Mexico	20,750	17	21,300	14
Total resource loan principal	103,030	82	119,811	84

Real estate loans
Canada	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	125,584	100	142,365	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management using independent appraisals and other market information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i) Real Estate Loans and Foreclosed Properties

The one impaired loan held by the Company at March 31, 2012 was a real estate loan, which had a carrying value of $22.4 million. A loan loss provision totaling $8.7 million was included in this carrying value. As part of its security on the remaining real estate loan, the Company has corporate and/or personal guarantees from the borrower in addition to the properties securing the mortgage. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at March 31, 2012, the Company’s loan loss provision increased to $8.7 million from $8.0 million as at December 31, 2011. The increase of $0.7 million resulted from additional loan losses recorded on the remaining real estate loan. The increase in the provision was offset by an increase in interest income recorded on the impaired loan.

As the Company monetizes its impaired loans, it may foreclose on the security underlying a loan in order to affect its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the relevant court has awarded the Company the right to obtain title or the right to enforce sale of the underlying security without taking title. Once the security has been classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at March 31, 2012, the Company had four foreclosed properties with a combined carrying value of $29.4 million compared to $29.9 million at December 31, 2011. The decrease is due to a revaluation on one of the foreclosed properties due to new market information obtained.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at March 31, 2012.

Table 10 – Summary of Impaired Loans and Foreclosed Properties – Real Estate
($ millions)
		Carrying Value
Geographic Area	Property description and status of monetization	March 31, 2012
Impaired Loans:
Calgary region, Alberta	Land under development and currently being marketed	$22.4

Total Carrying Value of Impaired Loans		$22.4

Foreclosed Properties:
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted September 2011	$7.8
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted September 2011	2.9
Squamish, British Columbia	Land held for development and currently being marketed; purchase offers to date have not been acceptable; an independent third party appraisal conducted October 2010	18.2
Northern Alberta	Land held for development; currently under a purchase and sale contract.	0.5
Total Carrying Value of Foreclosed Properties		$29.4

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since January 1, 2011:

Table 11 – Impaired Loan Continuity – Real Estate
($ millions)
	First		Fourth		Third		Second		First
	Qtr 2012		Qtr 2011		Qtr 2011		Qtr 2011		Qtr 2011
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	30.4	1	35.6	2	36.9	2	78.0	7	120.0	14
New impaired loans	-	-	-		-	-	-	-	-	-
Impaired loans sold or cured	-	-	(5.9)	(1)	-	-	(38.0)	(5)	(35.7)	(6)
Loans foreclosed	-	-	-	-	-	-	-	-	(3.1)	(1)
(Repayments)/advances and interest income on impaired loans	0.7	-	0.7	-	(1.3)	-	(3.1)	-	(3.2)	-
Ending impaired loans	31.1	1	30.4	1	35.6	2	36.9	2	78.0	7
Loan loss provision	(8.7)		(8.0)		(11.1)		(9.5)		(19.1)	-
Net carrying value of impaired loans	22.4	1	22.4	1	24.5	2	27.4	2	58.9	7

(ii) Resource Loans

Management reviews the Company’s resource loan portfolio on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s performing resource loan principal outstanding, by maturity date, as at March 31, 2012:

Table 12 - LTV of Principal Outstanding for Performing Resource Loans, by Maturity[1]
($ millions)
			Weighted					Weighted
	Number	Total	Avg	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	1	17.8	12.0%	17.8	-	-	-	6%
Principal due 7 - 12 months	7	49.3	10.3%	30.1	12.7	6.5	-	26%
Principal due 13 - 24 months	2	10.9	12.0%	-	-	-	10.9	177%
Principal due greater than 24 months	1	25.0	9.3%	-	25.0	-	-	33%
	11	103.0	10.5%	47.9	37.7	6.5	10.9	40%

[1] Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the company, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at March 31, 2012.

Deferred income tax assets

As at March 31, 2012, the Company had $19.8 million of non-capital tax losses available to reduce future taxable income compared with the $24.1 million that was available as at December 31, 2011 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $27.3 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender an allowance of $23.5 million has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil as at March 31, 2012. As at December 31, 2011, the Company provided an allowance of $25.1 million, and reported a net deferred income tax asset of $nil.

The Company also recognized a deferred income tax liability of $0.2 million as at March 31, 2012 that related to its former U.S. based subsidiary. This amount was $0.2 million as at December 31, 2011.

Other assets

As at March 31, 2012, other assets increased by $0.4 million compared to December 31, 2011, primarily due to an increase in receivable from Sprott LP for executive compensation related to the Partnership agreement.

Liabilities

Total liabilities increased to $8.0 million as at March 31, 2012 compared to $5.9 million as at December 31, 2011. The increase was due primarily to an increase in the accruals for management services pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”).

Shareholders’ equity

The Company’s shareholders' equity increased by $2.8 million from $247.6 million at December 31, 2011 to $250.4 million at March 31, 2012. The increase was due to net income earned during the period offset by dividends paid to common shareholders.

The following table summarizes the Company’s recent quarterly dividends paid:

Table 13 – Dividends

	First Qtr	Fourth Qtr	Third Qtr	Second Qtr	First Qtr
	2012	2011	2011	2011	2011
Dividends per common share	$0.015	$0.01	$0.01	-	-

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for leased office space in Vancouver and Toronto and shared office costs in Toronto. As at March 31, 2012, $0.8 million was due to be paid under these commitments between 2012 and 2013.

The following table summarizes these obligations outstanding as at March 31, 2012:

Table 14 – Contractual Obligations
($ millions)
	Obligations Due by Year
Contractual Obligation	Total	2012	2013	2014	2015	2016
Office lease and other	0.8	0.6	0.2	-	-	-
Employment contracts for resource lending advisory services	0.2	0.2	-	-	-	-
Total	1.0	0.8	0.2	-	-	-

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing the Board of Director’s (“the Board”) decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company and a wholly-owned subsidiary, as ordinary partners, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Company’s Credit Committee, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 15 – Summary of Quarterly Results
($ thousands, except per share amounts)
	First Qtr	Fourth Qtr	Third Qtr	Second Qtr	First Qtr	Fourth Qtr	Third Qtr	Second Qtr
	2012	2011	2011	2011	2011	2010	2010	2010
Interest income	5,143	5,836	4,099	3,651	3,972	4,429	5,470	7,816
Other (loss) income	4,686	(78)	539	1,106	775	(149)	(824)	(85)
Loan loss expense, net of recoveries[1]	(1,220)	(617)	(2,495)	(1,301)	(989)	(2,898)	(22,413)	(5,923)
Income (loss) before taxes	5,382	3,990	(565)	696	(1,694)	(2,268)	(23,390)	(756)
Net income (loss)	5,428	4,009	(550)	681	(1,652)	(19,001)	(17,645)	(612)
Earnings (loss) per share - basic and diluted	0.04	0.02	0.00	0.00	(0.01)	(0.13)	(0.12)	(0.00)
Total assets	258,376	253,543	252,276	251,113	249,868	251,993	270,016	262,339
Total liabilities	7,976	5,899	5,645	3,284	3,656	4,670	4,243	2,968

1 Includes loss on revaluation of foreclosed properties

Additional loan losses recorded during the three months ended March 31, 2012 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization of the real estate portfolio. Primarily, however, these loan losses were recorded against the interest income recorded on impaired loans, pursuant to an accounting guideline under IFRS.

Interest income trended downwards from the second quarter of 2010 to the second quarter of 2011 due to an increase in the proportion of impaired loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. However, interest income has generally increased from the second quarter of 2011 due to the Company’s growth in its resource loan portfolio.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of the Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded are fair valued using the Black-Scholes option pricing model. Unless otherwise specified, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at March 31, 2012, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life in years	1.87

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life in years	3.87

North American Palladium Ltd. – 25,000, 3 year palladium purchase warrants
Strike price	217 USD (per 0.35/ounce of palladium)
Expected remaining life in years	2.51

The weighted average volatility used on these warrants is 49 percent.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is probable. In determining whether deferred income tax assets are probable, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date for IFRS to replace GAAP for publicly accountable enterprises. The Financial Statements for the three months ended March 31, 2012 and 2011 have been prepared using IFRS.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 19 to the Financial Statements. Significant related party transactions during the three months ended March 31, 2012 are included below:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $0.1 million in related salaries expense during the three months ended March 31, 2012 (2011 - $0.1 million).

  During the period ended March 31, 2012, the Company recorded $2.2 million (2011 - $0.5 million) as management services expense incurred with Sprott LP for their administration of the Partnership. The related amount included in accounts payable and accrued liabilities as at March 31, 2012 was $6.2 million (December 31, 2011 - $4.0 million) offset by a receivable of $0.9 million related to executive compensation paid by the Company on behalf of Sprott LP (2011-$0.7 million).

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at March 31, 2012, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 9, 2012, the Company had the following common shares and stock options outstanding:

Common shares	153,830,546
Stock options	7,900,000
Common shares on full dilution of stock options	161,730,546

As at May 9, 2012, there were 3,400,000 “in the money” stock options outstanding, of which 2,624,994 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of 10% of the Company’s equity or as otherwise approved by the board of directors.

The Company’s maximum exposure to credit risk on the Annual Consolidated Balance Sheet is the carrying value of its loans and receivables. As at March 31, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $23.9 million (19.8% of the Company’s loans receivable) (December 31, 2011 -$24.4 million). This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loans and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2012, the Company did not have any outstanding commitments to fund existing or new resource loans (December 31, 2011 - $5 million).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and foreclosed property sales. As at March 31, 2012, the Company holds sufficient cash and liquid securities to meet obligations for its next fiscal year.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, debentures and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $5.2 million in the fair value of these investments (December 31, 2011 - $4.5 million).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase or decrease of approximately $0.8 million in the fair value of the warrants held (December 31, 2011 – an increase of $1.0 million and a decrease of $0.7 million).

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at March 31, 2012, the Company had 11 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $125.6 million (December 31, 2011 -$142.4 million). The Company’s 11 resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

The Company may also hold certain investments linked to the market prices of metals. At March 31, 2012, the Company held units in a publicly traded gold-linked note where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 15 percent increase or decrease in the price of gold is required. A 15 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. At the current level of foreign currency exposure, as noted in the summary table below, the Company does not expect to hedge these amounts and will look to keep this level of exposure to US dollars going forward.

Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

March 31, 2012	All amounts in thousands of Canadian dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	18,975	28,750	-	-	47,725
Investments and securities at FVTPL	47,602	4,174	3,692	2,088	57,556
Loans receivable	112,627	7,980			120,607
Foreclosed properties	29,401	-	-	-	29,401
All other assets	2,549	538	-	-	3,087
Total assets	211,154	41,442	3,692	2,088	258,376

Total liabilities	7,788	188	-	-	7,976

December 31, 2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash	5,000	-	-	-	5,000
Investments and securities at FVTPL	44.925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.